Exhibit 99.4

Notice of Availability of Proxy Materials for

CARDIOL THERAPEUTICS INC. Annual General and Special Meeting

Meeting Date and Time: June 26, 2024 at 4:30 pm Eastern Time

Location: https://web.lumiagm.com/253136217

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://www.cardiolrx.com/investors/events-presentations/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 12, 2024 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	Election of Directors – Particulars of Matters to be Acted Upon – Election of Directors
2.	Appointment of Auditors – Particulars of Matters to be Acted Upon – Appointment and Remuneration
3.	Approval of Omnibus Equity Incentive Plan - Particulars of Matters to be Acted Upon – To Ratify and Approve Unallocated Awards Under the Corporations’s Omnibus Equity Incentive Plan

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.  To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 4:30 pm Eastern Time on June 24, 2024.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial Statements

The Issuer is providing annual financial statements to all registered and beneficial shareholders.